                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                                 INTERDENT, INC.
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                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45865 R 109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Arthur E. Levine                              With copy to:
President                                     Mitchell S. Cohen, Esq.
Levine Leichtman Capital Partners, Inc.       Riordan & McKinzie
335 North Maple Drive, Suite 240              300 South Grand Avenue, 29th Floor
Beverly Hills, CA 90210                       Los Angeles, CA 90071
(310) 275-5335                                (213) 629-4824
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                (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                                  June 15, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box./ /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.             45865 R 109
-------------------------------------------------------------------------------

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      Levine Leichtman Capital Partners II, L.P.
-------------------------------------------------------------------------------
              2.      Check the Appropriate Box if a Member of a Group
                      (See Instructions)
                      (a)
                      (b)
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             3.       SEC Use Only
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             4.       Source of Funds (See Instructions)   00 (see Item 3)
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             5.       Check if Disclosure of Legal Proceedings Is Required
                      Pursuant to Items 2(d) or 2(e)
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             6.       Citizenship or Place of Organization       California
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NUMBER OF            7.         Sole Voting Power
SHARES                ---------------------------------------------------------
BENEFICIALLY         8.         Shared Voting Power      4,875,000 (see Item 5)
OWNED BY              ---------------------------------------------------------
EACH                 9.         Sole Dispositive Power
REPORTING             ---------------------------------------------------------
PERSON WITH          10.        Shared Dispositive Power
                                4,875,000 (see Item 5)
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             11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,875,000 (see Item 5)
-------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
             13.    Percent of Class Represented by Amount in Row (11)
                    18.7% (see Item 5)
-------------------------------------------------------------------------------
             14.    Type of Reporting Person (See Instructions)

                        PN
                    -----------------------------------------------------------

                    -----------------------------------------------------------

                    -----------------------------------------------------------

                    -----------------------------------------------------------

                    -----------------------------------------------------------

CUSIP No.             45865 R 109
--------------------------------------------------------------------------------
             15.      Names of Reporting Persons.  I.R.S. Identification Nos.
                      of above persons (entities only).

                      LLCP California Equity Partners II, L.P.
-------------------------------------------------------------------------------
             16.      Check the Appropriate Box if a Member of a Group
                      (See Instructions)
                      (a)
                      (b)
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             17.      SEC Use Only
-------------------------------------------------------------------------------
             18.      Source of Funds (See Instructions)   00 (see Item 3)
-------------------------------------------------------------------------------
             19. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
             20.      Citizenship or Place of Organization       California
-------------------------------------------------------------------------------
NUMBER OF            21.       Sole Voting Power
SHARES               ----------------------------------------------------------
BENEFICIALLY         22.       Shared Voting Power       4,875,000 (see Item 5)
OWNED BY             ----------------------------------------------------------
EACH                 23.       Sole Dispositive Power
REPORTING            ----------------------------------------------------------
PERSON WITH          24.       Shared Dispositive Power
                               4,875,000 (see Item 5)
-------------------------------------------------------------------------------
             25.      Aggregate Amount Beneficially Owned by Each Reporting
                      Person     4,875,000 (see Item 5)
-------------------------------------------------------------------------------
             26. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
             27.      Percent of Class Represented by Amount in Row (11)
                      18.7% (see Item 5)
-------------------------------------------------------------------------------
             28.       Type of Reporting Person (See Instructions)

                        PN
                      ---------------------------------------------------------

                      ---------------------------------------------------------

                      ---------------------------------------------------------

                      ---------------------------------------------------------

                      ---------------------------------------------------------

CUSIP No.             45865 R 109
-------------------------------------------------------------------------------
             29.      Names of Reporting Persons.  I.R.S. Identification Nos. of
                      above persons (entities only).

                      Levine Leichtman Capital Partners, Inc.
--------------------------------------------------------------------------------
             30.      Check the Appropriate Box if a Member of a Group
                      (See Instructions)
                      (a)
                      (b)
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              31.     SEC Use Only
--------------------------------------------------------------------------------
              32.     Source of Funds (See Instructions)   00 (see Item 3)
--------------------------------------------------------------------------------
              33. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              34.     Citizenship or Place of Organization       California
--------------------------------------------------------------------------------
NUMBER OF            35.      Sole Voting Power
SHARES               -----------------------------------------------------------
BENEFICIALLY         36.      Shared Voting Power       4,875,000 (see Item 5)
OWNED BY             -----------------------------------------------------------
EACH                 37.      Sole Dispositive Power
REPORTING            -----------------------------------------------------------
PERSON WITH          38.      Shared Dispositive Power
                              4,875,000 (see Item 5)
--------------------------------------------------------------------------------
              39.     Aggregate Amount Beneficially Owned by Each Reporting
                      Person         4,875,000 (see Item 5)
--------------------------------------------------------------------------------
              40. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
              41.     Percent of Class Represented by Amount in Row (11)
                      18.7% (see Item 5)
--------------------------------------------------------------------------------
              42.     Type of Reporting Person (See Instructions)

                        CO
                      ----------------------------------------------------------

                      ----------------------------------------------------------

                      ----------------------------------------------------------

                      ----------------------------------------------------------

                      ----------------------------------------------------------

CUSIP No.             45865 R 109
--------------------------------------------------------------------------------
             43.      Names of Reporting Persons.  I.R.S. Identification Nos. of
                      above persons (entities only).

                      Arthur E. Levine
--------------------------------------------------------------------------------
             44.      Check the Appropriate Box if a Member of a Group
                      (See Instructions)
                      (a)
                      (b)
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             45.       SEC Use Only
--------------------------------------------------------------------------------
             46.       Source of Funds (See Instructions)   00 (see Item 3)
--------------------------------------------------------------------------------
             47. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
             48.       Citizenship or Place of Organization

                       United States of America
--------------------------------------------------------------------------------
NUMBER OF           49.        Sole Voting Power
SHARES                ----------------------------------------------------------
BENEFICIALLY        50.        Shared Voting Power       4,875,000 (see Item 5)
OWNED BY              ----------------------------------------------------------
EACH                51.        Sole Dispositive Power
REPORTING             ----------------------------------------------------------
PERSON WITH         52.        Shared Dispositive Power
                               4,875,000 (see Item 5)
--------------------------------------------------------------------------------
              53.    Aggregate Amount Beneficially Owned by Each Reporting
                     Person
                     4,875,000 (see Item 5)
--------------------------------------------------------------------------------
              54. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
              55.    Percent of Class Represented by Amount in Row (11)
                     18.7% (see Item 5)
--------------------------------------------------------------------------------
             56.     Type of Reporting Person (See Instructions)

                        IN
                     -----------------------------------------------------------

                     -----------------------------------------------------------

                     -----------------------------------------------------------

                     -----------------------------------------------------------

                     -----------------------------------------------------------

CUSIP No.             45865 R 109
--------------------------------------------------------------------------------
             57.      Names of Reporting Persons.  I.R.S. Identification Nos. of
                      above persons (entities only).

                      Lauren B. Leichtman
--------------------------------------------------------------------------------
             58.      Check the Appropriate Box if a Member of a Group
                      (See Instructions)

                      (a)
                      (b)
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             59.      SEC Use Only
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             60.      Source of Funds (See Instructions)   00 (see Item 3)
--------------------------------------------------------------------------------
             61. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
             62.      Citizenship or Place of Organization

                      United States of America
--------------------------------------------------------------------------------
NUMBER OF          63.       Sole Voting Power
SHARES                ----------------------------------------------------------
BENEFICIALLY       64.       Shared Voting Power       4,875,000 (see Item 5)
OWNED BY              ----------------------------------------------------------
EACH               65.       Sole Dispositive Power
REPORTING             ----------------------------------------------------------
PERSON WITH        66.       Shared Dispositive Power

                             4,875,000 (see Item 5)
--------------------------------------------------------------------------------
             67.     Aggregate Amount Beneficially Owned by Each Reporting
                     Person

                     4,875,000 (see Item 5)
--------------------------------------------------------------------------------
            68. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
            69.      Percent of Class Represented by Amount in Row (11)

                     18.7% (see Item 5)
--------------------------------------------------------------------------------
            70.      Type of Reporting Person (See Instructions)

                       IN
                      ----------------------------------------------------------

                      ----------------------------------------------------------

                      ----------------------------------------------------------

                      ----------------------------------------------------------

                      ----------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER
(a)      NAME OF ISSUER:

                  InterDent, Inc., a Delaware corporation (the "Issuer").

(b)      ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:

                  222 North Sepulveda Blvd., Suite 740, El Segundo, CA
90245-4340.

(c)      TITLE OF CLASS OF EQUITY SECURITIES:

                  Common Stock, $0.001 par value per share

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated June 23, 2000, a copy of which is attached as
EXHIBIT 1 hereto. The principal place of business of the Reporting Persons is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.

(a)       PARTNERSHIP:

          The Partnership is a limited partnership formed under the laws of the state of California. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

(b)       GENERAL PARTNER:

          The General Partner is the sole general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

(c)       CAPITAL CORP.:

          Capital Corp. is the sole general partner of the General Partner.
          The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

(d)       MR. LEVINE:

          Mr. Levine is a director, the President and a shareholder of Capital Corp. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America.
          Mr. Levine together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp.

(e)       MS. LEICHTMAN:

          Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Capital Corp. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp.
          Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp.

         During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons may also be members of a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the limited purposes described in Items 4 and 6 below. The other members of the group may include Sprout Capital VII, L.P., Sprout Growth II, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corp., DLJ First Esc L.L.C., SRM '93 Children's Trust, CB Capital Investors, LLC, Michael T. Fiore, Steven R. Matzkin, D.D.S. and Curtis Lee Smith, Jr. (collectively, the "Principal Shareholders"). To the extent that such a group exists, this Schedule 13D shall constitute an individual filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Exchange Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Securities Purchase Agreement dated as of June 15, 2000 (the "Securities Purchase Agreement"), among the Issuer, Gentle Dental Service Corporation, a Washington corporation ("GDSC"), Gentle Dental Management, Inc., a Delaware corporation ("GDMI"), and Dental Care Alliance, Inc., a Delaware corporation ("DCA" and, together with GDSC and GDMI, the "Note Issuers"), certain other direct and indirect subsidiaries of the Issuer and the Partnership, a copy of which is attached as EXHIBIT 2 hereto, the Note Issuers jointly and severally issued and sold to the Partnership a Senior Subordinated Note Due 2005 dated June 15, 2000, in the principal amount of $25,500,000 (the "Note"). In addition, as part of the same transaction, the Issuer issued and sold to the Partnership 2,750,000 shares of Common Stock (the "June 2000 LLCP Shares") and a warrant to purchase 2,125,000 shares of Common Stock (the "Warrant" and, together with the Note and the June 2000 LLCP Shares, the "Securities"). The Securities were acquired by the Partnership for an aggregate purchase price of $36,500,000. Copies of the Note and the Warrant are attached as EXHIBITS 3 and 4 hereto.

         The source of funds used to purchase the Securities was capital contributions made by the partners of the Partnership in the aggregate amount of $36,500,000, in response to capital calls made by the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION

         The Partnership acquired the Securities pursuant to the Securities Purchase Agreement for investment purposes only.

         In connection with the acquisition by the Partnership of the Securities, and pursuant to the terms of an Investor Rights Agreement dated as of June 15, 2000 (the "Investor Rights Agreement"), among the Issuer, the Principal Shareholders and the Partnership, a copy of which is attached as
EXHIBIT 5 hereto, the Issuer and the Principal Shareholders granted certain management, investment monitoring and other rights to the Partnership, respectively. Among other rights, the Partnership may require the Issuer, upon the request of the Partnership, to cause a representative designated by the Partnership (an "LLCP Representative") to be elected or appointed as a member of the Board of Directors of the Issuer. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the Principal Shareholders, respectively. If the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, each Principal Shareholder has agreed to vote (or cause to be voted) the shares of Common Stock owned by it or him in favor of such election or appointment of the LLCP Representative to the Board of Directors of the Issuer. In addition, the Issuer has granted to the Partnership observer rights at all meetings of the Board of Directors of the Issuer at any time or from time to time that no LLCP Representative is serving as a member of the Board of Directors of the Issuer.

         Under the Investor Rights Agreement, each of the Partnership and the Principal Shareholders has granted to the others certain co-sale rights with respect to the shares of Common Stock owned by it or him, and the Issuer has granted to the Partnership and the Principal Shareholders preemptive rights with respect to future issuances of equity securities of the Issuer, all as more fully described in the Investor Rights Agreement.

         While the Partnership did not acquire the Securities with the purpose of changing or influencing control of the Issuer, such acquisition, after giving effect to the management, investment monitoring and other rights granted to the Partnership under the Investor Rights Agreement, may have the effect of changing or influencing control of the Issuer within the meaning of Rule 13d-3(d)(1)(i) of the Exchange Act.

         Other than as described above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)     AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF CLASS:

          Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of 4,875,000 shares of Common Stock consisting of the 2,750,000 shares of Common Stock purchased by the Partnership and the 2,125,000 shares of Common Stock issuable upon exercise of the Warrant. Such aggregate Number of shares of Common Stock beneficially owned by the Reporting Persons constituted, as of June 15, 2000, approximately 18.7% of the outstanding shares of such class (calculated in accordance with Rule 13d-3d(1)(i) of the Exchange Act and assuming that 26,041,834 shares of Common Stock (which number includes the 4,875,000 shares of Common Stock beneficially owned by the Reporting Persons) were issued and outstanding as of such date).

          In addition, as of June 15, 2000, the Reporting Persons may be deemed to be the beneficial owners, for purposes of the election or appointment of the LLCP Representative as described in Item 4 above and Item 6 below, of an additional 7,847,802 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock owned by the Principal Shareholders by virtue of the terms of the Investor Rights Agreement, including (i) 793,610 shares of Common Stock owned by Sprout Capital VII, L.P., (ii) 648,797 shares of Common Stock owned by Sprout Growth II, C.P., (iii) 9,218 shares of Common Stock owned by The Sprout CEO Fund, L.P., (iv) 32,991 shares of Common Stock owned by DLJ Capital Corp., (v) 164,956 shares of Common Stock owned by DLJ First Esc L.L.C., (vi) 2,553,677 shares of Common Stock owned by SRM '93 Children's Trust, (vii) 356,772 shares of Common Stock owned by Michael T. Fiore, (viii) 2,500,237 shares of Common Stock owned by Steven R. Matzkin, D.D.S., (ix) 787,544 shares of Common Stock owned by Curtis Lee Smith, Jr. and (x) 1,085,767 shares of Series D Preferred Stock owned by CB Capital Investors, LLC. (The numbers of outstanding shares of Common Stock referred to above were based upon a stock registry furnished to the Partnership on behalf of the Issuer as of such date. The number of outstanding shares of Series D Preferred stock was furnished by the Issuer under the Securities Purchase Agreement.) Such aggregate number of shares, together with the shares of Common Stock otherwise beneficially owned by the Partnership, may be sufficient to elect the LLCP Representative to the Board of Directors of the Issuer. The Reporting Persons have no pecuniary interest in the shares of Common Stock or Series D Preferred Stock owned by the Principal Shareholders.

          The Warrant may be exercised at any time prior to June
          15, 2010, with respect to all or any portion of the total number of shares of Common Stock purchasable thereunder. The exercise price of the shares of Common Stock purchasable under the Warrant is initially $6.84 per share. If, on June 15, 2002, the average of the last reported sales price of the Common Stock during the ten-day period ending on June 15, 2002, as reported on Nasdaq, is less than the Warrant Purchase Price (as defined in the Warrant) in effect at such time, the Warrant Purchase Price in effect at such time shall be reset to the greater of (a) such ten-day average and (b) $4.45 (which amount shall be adjusted from time to time as more fully described in the Warrant). In addition, if the Issuers fail to fulfill certain obligations set forth in the Securities Purchase Agreement on or prior to June 30, 2001, the Warrant Purchase Price shall be reset to $6.19, which amount shall be adjusted from time to time as more fully described in the Warrant. The Warrant Purchase Price is also subject to anti-dilution and other adjustments from time to time.

(b)       VOTING AND DISPOSITIVE POWER:

          The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,875,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, for purposes of the election or appointment of the LLCP Representative as described in
          Item 4 above and Item 6 below, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 7,847,802 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock.

          By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and
          (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,875,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, for purposes of the election or appointment of the LLCP Representative as described in Item 4 above and Item 6 below, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 7,847,802 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock.

          By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,875,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, for purposes of the election or appointment of the LLCP Representative as described in Item 4 above and Item 6 below, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 7,847,802 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock.

          By virtue of being the sole directors and sole shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,875,000 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, for purposes of the election or appointment of the LLCP Representative as described in Item 4 above and Item 6 below, Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 7,847,802 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock.

          Each Reporting Person disclaims beneficial ownership over the 7,847,802 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock owned by the Principal Shareholders, respectively. See Items 4 above and 6 below.

(c)       OTHER TRANSACTIONS:
          Not applicable.

(d)       INTERESTS OF OTHER PERSONS:
          Not applicable.

(e) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS:

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Partnership funded its purchase of the Securities with capital contributions made by the partners of the Partnership in the aggregate amount of $36,500,000, in response to capital calls made by the Partnership.

          On June 15, 2000, the Issuer issued and sold the Securities to the Partnership. A copy of each of the Securities Purchase Agreement, the Note and the Warrant is attached as EXHIBITS 2, 3 and 4 hereto.

          In connection with the acquisition by the Partnership of the Securities, and pursuant to the terms of the Investor Rights Agreement, the Issuer and the Principal Shareholders granted certain management, investment monitoring and other rights to the Partnership, respectively. Among other rights, the Partnership may require the Issuer, upon the request of the Partnership, to cause the LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the Principal Shareholders, respectively. If the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, each Principal Shareholder has agreed to vote (or cause to be voted) the shares of Common Stock owned by it or him in favor of such election or appointment of the LLCP Representative to the Board of Directors of the Issuer. In addition, the Issuer has granted to the Partnership observer rights at all meetings of the Board of Directors of the Issuer at any time or from time to time that no LLCP Representative is serving as a member of the Board of Directors of the Issuer.

         Under the Investor Rights Agreement, each of the Partnership and the Principal Shareholder has granted to the others certain co-sale rights with respect to the shares of Common Stock owned by it or him, and the Issuer has granted to the Partnership and the Principal Shareholders preemptive rights with respect to future issuances of equity securities of the Issuer, all as more fully described in the Investor Rights Agreement.

         Pursuant to a First Amendment to Registration Rights Agreement dated as of June 15, 2000 (the "First Amendment"), among the Issuer, certain holders of Registrable Securities (as such term is defined therein) and the Partnership, the Partnership has been granted certain "demand" and "piggyback" registration rights with respect to the June 2000 LLCP Shares and the shares of Common Stock issuable upon exercise of the Warrant (including, but not limited to, the right to require the Issuer to register resales of such shares on a registration statement on Form S- 3). A copy of the First Amendment is attached as EXHIBIT 6 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Reporting Agreement dated June 23, 2000, among Levine Leichtman Capital Partners II, L.P., LLCP California Equity Partners II, L.P., Levine Leichtman Capital Partners II, L.P., Arthur E. Levine and Lauren B. Leichtman.

Exhibit 2 Securities Purchase Agreement dated as of June 15, 2000, among InterDent, Inc., Gentle Dental Service Corporation, Gentle Dental Management, Inc., Dental Care Alliance, Inc., certain other direct and indirect subsidiaries of InterDent, Inc. and Levine Leichtman Capital Partners II, L.P.

Exhibit 3 Senior Subordinated Note Due 2005, dated June 15, 2000 issued by Gentle Dental Service Corporation, Gentle Dental Management, Inc. and Dental Care Alliance, Inc., jointly and severally in the principal amount of $25,500,000.

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

Exhibit 4 Warrant to Purchase 2,125,000 shares of Common Stock of InterDent, Inc., dated June 15, 2000.

Exhibit 5       Investor Rights Agreement dated as of June 15,
                2000, among InterDent, Inc., certain Principal Shareholders of InterDent, Inc. and Levine Leichtman Capital Partners II, L.P.

Exhibit 6 First Amendment to Registration Rights Agreement dated as of June 15, 2000, among InterDent, Inc., the Principal Shareholders of InterDent, Inc., certain other shareholders of InterDent, Inc., and Levine Leichtman Capital
                Partners II, L.P.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2000            LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
                                 a California limited partnership

                                 By: LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

                                      By:    Levine Leichtman Capital Partners,
                                             Inc., a California corporation, its
                                             General Partner

                                       By:  /s/  Arthur E. Levine
                                            ------------------------------------
                                                 Arthur E. Levine
                                                 President

                                 LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a
                                 California limited partnership

                                 By: Levine Leichtman Capital Partners, Inc., its General Partners

                                       By: /s/  Arthur E. Levine
                                          --------------------------------------
                                                Arthur E. Levine
                                                President

                                 LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a
                                 California corporation

                                 By: /s/ Arthur E. Levine
                                    --------------------------------------------
                                         Arthur E. Levine
                                         President

                                 /s/ Arthur E. Levine
                                 -----------------------------------------------
                                 Arthur E. Levine

                                 /s/ Lauren B. Leichtman
                                 -----------------------------------------------
                                 Lauren B. Leichtman

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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